Exhibit 19
McDonald’s Corporation
Inside Information and Securities Trading Policy

Purpose

The Company has adopted this Inside Information and Securities Trading Policy (the “Policy”) to provide guidance regarding transactions in the securities of McDonald’s Corporation (referred to in this Policy as the “Company” or “McDonald’s”) and to promote compliance with securities laws that prohibit persons who are in possession of material, non-public information about a company from trading in securities of that company or providing such information to other persons who may trade on the basis of that information.

Statement of Policy

Securities laws and McDonald’s Standards of Business Conduct prohibit trading in Company securities while in possession of material, non-public information. Accordingly, it is the Company’s policy that members of the Board of Directors (“Directors”), officers, employees, and contractors of the Company (including any majority-owned subsidiaries) (the “Covered Persons”) may not trade in McDonald’s securities when in possession of material, non-public information. This Policy also applies to the immediate family members of or those who live in the same household as such Covered Persons; entities (including trusts) over which such Covered Persons have investment control; and anyone else whose transactions are directed by such Covered Persons or are subject to their influence or control.

Similarly, Covered Persons may not inform others about material, non-public information and may not make securities buying or selling recommendations to others based on such information. In addition, Covered Persons who, in the course of their roles with the Company, learn of material, non-public information about another company may not trade in that other company’s securities until the information becomes public or is no longer material.

Except as set forth explicitly below, this Policy applies to all transactions in the Company’s securities, including transactions in common stock, stock options, restricted stock units, Company-based stock funds in 401(k) Plan and Deferred Compensation Plan accounts and any other type of Company securities that may be traded.

Definition of Material Non-Public Information

Material Information. Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision. In general, any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for what is material information; rather this is based on an assessment of all facts and circumstances.

Some examples of information that may be considered material include, but are not limited to:

•Actual or projected earnings or losses, their significant drivers or significant upward or downward revisions to earnings forecasts;
•Significant trends impacting the Company’s business;
•Restructuring or other significant charges;

•Changes in executive-level management;
•Purchases, sales and revaluations of Company assets, including in connection with significant developmental licensee transactions;
•Stock splits or significant changes in the Company’s approach to dividends;
•Significant bank borrowings or financings out of the ordinary course;
•Illegal activity, significant investigations or imminent government actions involving the Company or members of management;
•Significant cybersecurity incidents and breaches; or
•An imminent significant acquisition, tender offer, merger, spin-off or joint venture.

If you are unsure whether you have material, non-public information, you should contact your manager or the Company’s Corporate, Securities & Governance Legal (“CSG Legal”) team before trading.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be non-public information. Information becomes public when a company files or furnishes disclosure with the U.S. Securities and Exchange Commission (“SEC”), issues a press release, or otherwise provides the information to the public in a widely disseminated manner, such as by publication in a widely available newspaper or news website.

Once disclosed, it is still necessary to provide the investing public with sufficient time to absorb the information. For example, generally, if the Company were to disclose material, non-public information on a Monday morning, you should not trade in Company securities until the market opens on Tuesday. Depending on the circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material, non-public information.

Transactions Subject to the Policy

This Policy applies to market transactions in the Company’s securities. For specific application with respect to certain types of securities or transactions, see below.

Stock Option Exercises. This Policy applies to any sale of stock as part of a broker-assisted cashless exercise of a stock option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of a stock option. This Policy does not apply to the exercise and hold (without sale of the shares underlying the options), or to tax withholding.

Restricted Stock Unit Awards. The Policy applies to any market sale of Company stock underlying the restricted stock units that have vested. This Policy does not apply to the vesting of restricted stock units, or to tax withholding.

Retirement Plans. This Policy applies to certain investment elections you may make under the Company’s 401(k) Plan or Deferred Compensation Plan (or any predecessor plans), including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to a Company stock fund; (b) an election to transfer existing funds in your plan accounts into or out of a Company stock fund; (c) an election to borrow money against your 401(k) Plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre‑pay a 401(k) Plan loan if the pre-payment will allocate loan proceeds to a Company stock fund. This Policy does not apply to purchases of a Company stock fund in the plans resulting from your periodic contribution of money to your plan accounts pursuant to your payroll deduction elections.

Gifts. This Policy applies to any gift or donation of Company stock.

Board of Directors’ Deferred Compensation Plan. This Policy does not apply to any phantom stock transactions in the Board of Directors’ Deferred Compensation Plan.

Other Transactions. This Policy does not apply to the following types of transactions:
•automatic reinvestment of dividends; or
•transactions in mutual funds that are invested in Company securities.

Hedging and Pledging

Directors and officers must also comply with the Company’s Policy with respect to Hedging and Pledging of McDonald’s Stock. That policy provides that all Directors and officers are prohibited at all times from (i) “selling short” or from trading, writing or purchasing “put” or “call” options or other derivatives on the Company’s common stock, whether or not such options are traded on an exchange, or otherwise using financial instruments to hedge the economic risk of owning Company’ stock, and (ii) holding stock in margin accounts or otherwise pledging stock, including as collateral to secure loans.

Trading Windows

Quarterly Trading Windows. The following guidelines apply to the purchase or sale of Company securities by Directors, officers and others who are designated as “insiders”.

Insiders may only buy or sell Company securities, or sell Company stock from stock option exercises, when the trading window is open. Insiders may only make investment elections, balance transfers, in-service withdrawals, loans, and age-based diversifications involving the McDonald’s stock funds in any retirement plan during an open trading window. Routine acquisitions in the McDonald's stock funds under these plans resulting from Company or participant contributions and the vesting of restricted stock units under the Company’s equity plans may occur at any time.

The trading window generally opens on the next business day following the public release of the Company’s quarterly earnings results, as may be announced from time-to-time, and generally remains open until the last calendar day of the second month of such calendar quarter. (If such date is not a trading day, the trading window will close on the last trading day of that month.) The Company may decide in its discretion to delay the opening of any trading window, close the trading window early or extend the trading window beyond its expected close date. Insiders will be appropriately notified of the trading window opening and closing. Even if the trading window is open, insiders may not trade in Company stock if in possession of material, non-public information until such information becomes public.

The Company maintains a list of insiders and notifies individuals if they are designated as an insider, as well as when they are no longer considered to be an insider.

Event-Specific Blackouts. From time to time, an event may occur that is material to the Company and is known by a limited number of persons. So long as the event remains material and non-public, those persons may not trade Company securities. In that situation, the Company may in its discretion decide to close the trading window for specific persons (but not all insiders). Those persons will be notified that they should not trade in the Company’s securities and may be informed with or without notice of the reason for the blackout. The existence of an event-specific blackout will not be generally announced to all insiders and should not be communicated to others beyond those impacted by the blackout.

Trading Plans

The U.S. securities laws provide for an affirmative defense from insider trading liability if specified actions are taken. To be covered by this affirmative defense, an individual must commit to the parameters of a future transaction(s), while not in possession of material, non-public information (a “Trading Plan”). The Senior Leadership Team, Disclosure Committee Members (both as designated by management from time to time) and members of the Board of Directors are permitted to use Trading Plans for transactions in Company securities. In addition, the Company’s Chief Legal Officer may authorize the use of Trading Plans by others on a case-by-case basis. The Company has established Guidelines for Rule 10b5-1 Trading Plans that govern the adoption, amendment and/or termination of a Trading Plan.

Once a Trading Plan is adopted, the respective transaction may be executed without further pre-clearance and without regard to whether the Company’s trading window is open.

Pre-Clearance

The Company has a pre-clearance requirement for Directors and officers subject to Section 16 of the Securities Exchange Act of 1934 (“Section 16 Officers”). Prior to buying or selling McDonald’s stock, gifting stock, exercising stock options, making elections regarding Company stock funds, entering, amending, or terminating a Trading Plan, Directors and Section 16 Officers must pre-clear their transactions by:

•Completing the Company’s pre-clearance form and submitting it to the CSG Legal team (as indicated on the pre-clearance form);
•Notifying the Chief Executive Officer (“CEO”) and the Chief Legal Officer of their desire to trade or enter into a Trading Plan at least two (2) business days prior to the transaction;
◦CEO must notify the Lead Independent Director and the Chief Legal Officer of his/her desire to trade at least two (2) business days prior to the transaction; however, if the trade is pursuant to a Trading Plan, the CEO is only required to notify the Chief Legal Officer;
•Certifying they are not in possession of any material, non-public information about the Company; and
•Providing the fully approved pre-clearance form to the transacting broker (handled by the CSG Legal team).

Once pre-cleared by CSG Legal, the authorized transaction will be permitted within five (5) business days (subject to possible earlier closures of the trading window or the Director or Section 16 Officer becoming aware of material, non-public information). Directors and Section 16 Officers are encouraged to trade only during the first five (5) business days of the trading window to facilitate compliance with the securities laws and to avoid the appearance of any impropriety.

Post-Termination Transactions

The trading prohibitions contained in this Policy continue to apply to transactions in Company securities even after termination of service to the Company. If an individual is in possession of material, non-public information when his or her service terminates, that individual may not trade in Company securities until that information becomes public or is no longer material.

Consequences of Violations

The purchase or sale of securities while in possession of material, non-public information, or the disclosure of material, non-public information to others who then trade in the Company’s securities, is prohibited by law and the Company’s Standards of Business Conduct.

Insider trading violations are pursued by the SEC, U.S. Attorneys, and state enforcement authorities, as well as under the laws of foreign jurisdictions. Consequences for insider trading violations could include significant fines and penalties. In addition, an individual’s failure to comply with this Policy may subject the individual to disciplinary action in accordance with the Standards of Business Conduct, up to and including termination of employment.

Questions

Any person who has a question about this Policy or its application to any proposed transactions in Company securities is encouraged to seek guidance from the Company’s CSG Legal team.

February 2025